[redacted] PUBLIC

DD 11/24/13

SECU 13026161 ISSION

AN ORT

SEC Mail Processing Section

NOV 27 2013

Washington DC 124

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| SEC FILE NUMBER |
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| 8- 43206 |

# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-01-12 (MM/DD/YY) AND ENDING 09-30-13 (MM/DD/YY) ✱

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Templeton/Franklin Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

| San Mateo | CA | 94403-1906 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

| 3 Embarcadero Center | San Francisco | CA | 94111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 12/3/13

# OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton/Franklin Investment Services, Inc., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
this 12th day of November 2013
by Elaine Jennings Sabatino
proved to me on the basis of satisfactory evidence
to be the person who appeared before me.

LINDA LE
COMM. # 1907622
NOTARY PUBLIC - CALIFORNIA
CITY AND COUNTY OF SAN FRANCISCO
MY COMM. EXP NOV. 6, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **[None-Not Applicable]**
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Templeton/Franklin Investment Services, Inc. and Subsidiary

## Report on Audit of Consolidated Statement of Financial Condition

## September 30, 2013

pwc

# Templeton/Franklin Investment Services, Inc. and Subsidiary

**Report on Audit of Consolidated Statement of Financial Condition**
**September 30, 2013**

pwc

**Independent Auditor's Report**

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Templeton/Franklin Investment Services, Inc. and its subsidiary as of September 30, 2013.

***Management's Responsibility for the Consolidated Statement of Financial Condition***

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Templeton/Franklin Investment Services, Inc. and its subsidiary at September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

November 12, 2013

*PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004*
*T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us*

# Templeton/Franklin Investment Services, Inc. and Subsidiary
## Consolidated Statement of Financial Condition
## September 30, 2013

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 3,802,281 |
| Sales and distribution fees receivable | 608,351 |
| Due from affiliates | 212,512 |
| Other | 89,069 |
| **Total Assets** | $ 4,712,213 |
| | |
| **Liabilities and Stockholder's Equity** | |
| **Liabilities** | |
| Sales and distribution fees payable | $ 1,560,488 |
| Accounts payable and accrued expenses | 660,800 |
| Due to affiliates | 18,407 |
| Total liabilities | 2,239,695 |
| **Commitments and Contingencies (Note 5)** | |
| **Stockholder's Equity** | |
| Common stock, $10 par value, 10,000 shares authorized; 100 shares issued and outstanding | 1,000 |
| Capital in excess of par value | 36,087,734 |
| Accumulated deficit | (33,616,216) |
| Total stockholder's equity | 2,472,518 |
| **Total Liabilities and Stockholder's Equity** | $ 4,712,213 |

See Notes to Consolidated Statement of Financial Condition.

## 1. Business

### Nature of Operations

Templeton/Franklin Investment Services, Inc. ("TFIS" and collectively with its subsidiary, the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. (the "parent"), which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). TFIS is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

TFIS' wholly-owned subsidiary, Templeton Franklin Global Distributors Ltd. ("TFGD"), is a corporation organized under the laws of the commonwealth of Bermuda. TFGD provides distribution services to a mutual fund sponsored by Franklin (the "fund"). Services to the fund are provided under a distribution agreement that sets forth the level and nature of the fees to be charged for these services, which is periodically reviewed and approved by the fund's board of directors/trustees and/or its shareholders.

### Risks and Uncertainties

Global financial markets provided positive returns during the fiscal year ended September 30, 2013 ("fiscal year 2013"), however investors' ongoing economic concerns are likely to result in continued volatility.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") imposes additional restrictions, limitations and registration and reporting requirements on the Company's business and will likely result in increased scrutiny and oversight of its financial services and products as the various rules and regulations required for implementation continue to be adopted. Due to the complexity and broad scope of the Dodd-Frank Act and the time required for ongoing regulatory implementation, the Company is not able to predict at this time all of the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Dodd-Frank Act, or the impact of further changes in regulation.

## 2. Significant Accounting Policies

### Basis of Presentation

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2013, which is the date that the consolidated statement of financial condition was issued.

### Consolidation

The consolidated financial statements include the accounts of TFIS and its subsidiary in which it has a controlling financial interest. The Company has a controlling financial interest when it owns a majority of the voting interest in an entity. All material intercompany accounts and transactions have been eliminated.

**Cash and Cash Equivalents**
Cash and cash equivalents consist of deposits with financial institutions and money market funds sponsored by Franklin. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

**Sales and Distribution Fees Receivable**
Sales and distribution fees receivable are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, the carrying values of these assets approximate fair value.

**Deferred Sales Commissions**
Sales commissions paid to investment advisors in connection with the sale of the fund's Class A shares sold without a front-end sales charge are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution plan fees and contingent deferred sales charges, generally over an 18 month period. The DCA balance is included in other assets in the consolidated statement of financial condition.

**Income Taxes**
The Company is included in the consolidated U.S. federal and combined California state income tax returns for Franklin. The Company also files a separate Florida state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company and reflected in stockholder's equity. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the consolidated statement of financial condition in the period enacted.

## 3. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2013:

| | Amount |
|---|---|
| Deposits with financial institutions | $ 2,028,178 |
| Money market funds | 1,774,103 |
| **Total** | $ 3,802,281 |

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

### 4. Taxes on Income

The components of the net deferred tax asset as of September 30, 2013 were as follows:

| | Amount |
|---|---|
| Separate filing state tax net operating loss carry-forwards | $ 347,548 |
| Valuation allowance | (347,548) |
| **Total Deferred Tax Assets, Net of Valuation Allowance** | $ — |

At September 30, 2013, there were $16.2 million and $4.3 million in federal and California state net operating loss carry-forwards expiring between 2018 and 2033, and 2014 and 2015, respectively. The tax impact of these loss carry-forwards have been utilized by Franklin.

At September 30, 2013, there were approximately $9.7 million in Florida state net operating loss carry-forwards expiring in 2020 and 2033. The tax impact of those loss carry-forward amounts is approximately $0.3 million and is offset by a valuation allowance due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2013, the Company had no gross unrecognized tax benefits.

The Company is subject to examination by the taxing authorities in certain jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: U.S. federal and state of Florida 2010 to 2013.

### 5. Commitments and Contingencies

**Legal Proceedings**
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operations or liquidity.

### 6. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP") and 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"). Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. At September 30, 2013, Franklin had approximately 32.0 million shares available for grant under the USIP. The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP and USIP.

All share and per share data have been adjusted retroactively to reflect a three-for-one split of Franklin's common stock in July 2013.

**Stock Options**

The following table summarizes stock option activity:

| | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding at September 30, 2012 | — | $ — |
| Transferred in | 1,917 | 15.49 |
| Granted | 42 | 15.16 |
| Exercised | (1,959) | 15.16 |
| **Outstanding and Exercisable at September 30, 2013** | — | $ — |

Stock option awards generally were granted at prices that were either equal to or above the market value of the underlying shares of Franklin's common stock on the date of grant and expire no later than ten years after the grant date. No stock option awards have been granted since November 2004, except for limited amounts that were issued in conjunction with special cash dividends in fiscal years 2013 and 2012. All options were fully vested at September 30, 2013 and all related compensation cost was recognized in prior years.

**Stock and Stock Unit Awards**

Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Certain performance-based long-term stock and stock unit awards have been granted that generally vest based on the achievement of predetermined Franklin financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Total unrecognized compensation cost related to nonvested stock and stock unit awards, net of estimated forfeitures, was $14,906 at September 30, 2013. This cost is expected to be recognized over a remaining weighted-average vesting period of approximately one year.

Nonvested stock and stock unit awards activity was as follows:

| | Shares | Weighted-Average Grant-Date Fair Value Per Share |
|---|---|---|
| Nonvested balance at September 30, 2012 | — | $ — |
| Transferred in | 1,071 | 35.96 |
| Granted | 168 | 43.68 |
| Vested | (453) | 37.44 |
| Forfeited/canceled | (120) | 35.72 |
| **Nonvested Balance at September 30, 2013** | 666 | $ 36.96 |

**Employee Stock Investment Plan**
The Company participates in the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP") which allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the ESIP. A total of approximately 0.7 million shares were issued under the ESIP during fiscal year 2013 and 6.4 million shares were reserved for future issuance.

**All Stock-Based Plan Arrangements**
The Company's liability to Franklin for stock-based compensation as of September 30, 2013 was $13,546 and is included in accounts payable and accrued expenses in the consolidated statement of financial condition.

Franklin generally does not repurchase shares upon share option exercise or vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

## 7. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates relate to these transactions.

The parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

## 8. Net Capital Requirement

TFIS is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, TFIS is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness or $5,000. In addition, TFIS is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2013, TFIS had net capital of $1,481,278 which was $1,447,226 in excess of its required net capital of $34,052. The ratio of aggregate indebtedness to net capital was 0.34 to 1.

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements of Templeton/Franklin Investment Services, Inc. (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 12, 2013